UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 78690 / August 26, 2016

Admin. Proc. File No. 3-17256

In the Matter of

  JINZANGHUANG TIBET
    PHARMACEUTICALS, INC.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

        The time for filing a petition for review of the initial decision in this proceeding has
expired. No such petition has been filed by JinZangHuang Tibet Pharmaceuticals, Inc., and the
Commission has not chosen to review the decision on its own initiative.

        Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules
of Practice,[1] that the initial decision of the administrative law judge has become the final
decision of the Commission with respect to JinZangHuang Tibet Pharmaceuticals, Inc.[2] The
order contained in that decision is hereby declared effective. The initial decision ordered that,
pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of
registered securities of JinZangHuang Tibet Pharmaceuticals, Inc., is revoked.

        For the Commission, by the Office of the General Counsel, pursuant to delegated
authority.

                                                            Brent J. Fields
                                                            Secretary

---

[1]   17 C.F.R. § 201.360(d).

[2]   *Dragon Bright Mintai Botanical Tech. Cayman Ltd., JinZangHuang Tibet Pharm., Inc., and
Macau Res. Grp. Ltd.*, Initial Decision Release No. 1034 (July 11, 2016), 114 SEC Docket 11,
2016 WL 4035561. The stock symbol and Central Index Key number is JZHG and 910832 for
JinZangHuang Tibet Pharmaceuticals, Inc.

INITIAL DECISION RELEASE NO.1034
ADMINISTRATIVE PROCEEDING
File No. 3-17256

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of DRAGON BRIGHT MINTAI BOTANICAL TECHNOLOGY CAYMAN LTD., JINZANGHUANG TIBET PHARMACEUTICALS, INC., and MACAU RESOURCES GROUP LTD.	INITIAL DECISION ON DEFAULT AS TO JINZANGHUANG TIBET PHARMACEUTICALS, INC. July 11, 2016

APPEARANCE: Neil J. Welch, Jr., for the Division of Enforcement, Securities and Exchange Commission

BEFORE: Brenda P. Murray, Chief Administrative Law Judge

On May 20, 2016, the Securities and Exchange Commission issued an order instituting proceedings (OIP) pursuant to Section 12(j) of the Securities Exchange Act of 1934, alleging that JinZangHuang Tibet Pharmaceuticals, Inc. (Respondent) has securities registered with the Commission and is delinquent in its periodic filings.[1] Respondent was served with the OIP on May 23, 2016, and its answer was due June 6. *Dragon Bright Mintai Botanical Tech. Cayman Ltd.*, Admin. Proc. Rulings Release No. 3887, 2016 SEC LEXIS 1948 (ALJ June 1, 2016).

Respondent did not appear at a prehearing conference on June 8, 2016, nor did it file an answer. *Dragon Bright Mintai Botanical Tech. Cayman Ltd.*, Admin. Proc. Rulings Release No. 3913, 2016 SEC LEXIS 2079, at *1 (ALJ June 13, 2016). On June 13, 2016, I ordered Respondent to show cause by June 23, 2016, why the registration of its securities should not be revoked by default to its failure to file an answer, appear at the prehearing conference, or otherwise defend the proceeding. *Id.* at *3. To date, Respondent has not responded to the show cause order. Respondent is therefore in default for failing to appear at the prehearing conference, file an answer, or otherwise defend the proceeding. *See* OIP at 3; 17 C.F.R. §§ 201.155(a)(1)-(2), .220(f), .221(f). Accordingly, I find the allegations in the OIP to be true as to Respondent.

[1] This proceeding has ended with respect to Macau Resources Group Ltd., which settled. *See Dragon Bright Mintai Botanical Tech. Cayman Ltd.*, Exchange Act Release No. 78231 (July 6, 2016). The proceeding is stayed with respect to Dragon Bright Mintai Botanical Technology Cayman Ltd., based on its agreement in principle to a settlement. *Dragon Bright Mintai Botanical Tech. Cayman Ltd.*, Admin Proc. Rulings Release No. 3957, 2016 SEC LEXIS 2293 (ALJ June 29, 2016).

Findings of Fact

JinZangHuang Tibet Pharmaceuticals, Inc., Central Index Key No. 910832, is a void Delaware corporation located in Shandong Province, China, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2013. As of May 9, 2016, the company's stock (symbol "JZHG") was quoted on OTC Link, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

In addition to its repeated failures to file timely periodic reports, Respondent failed to heed delinquency letters sent to it by the Commission's Division of Corporation Finance requesting compliance with its periodic filing obligations, or through its failure to maintain a valid address on file with the Commission, did not receive such letters.

Conclusions of Law

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require issuers of securities registered with the Commission pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in annual and quarterly reports, even if the registration is voluntary under Exchange Act Section 12(g). *See* 17 C.F.R. §§ 240.13a-1, .13a-13. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241, at *12 (Mar. 22, 2007), *mot. for recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1239 (June 6, 2007). Scienter is not required to establish violations of Exchange Act Section 13(a) and rules thereunder. *See SEC v. McNulty*, 137 F.3d 732, 740-41 (2d Cir. 1998); *SEC v. Wills*, 472 F. Supp. 1250, 1268 (D.D.C. 1978). By failing to timely file required periodic reports, Respondent violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

Sanction

Under Exchange Act Section 12(j), the Commission is authorized, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend the registration for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of the security has failed to comply with any provision of the Exchange Act or rules thereunder. In determining the public interest or what sanctions will adequately protect investors, the Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19-20 (May 31, 2006).

Respondent's failures to file required periodic reports are serious because they violate a central provision of the Exchange Act. The purpose of periodic reporting is "to supply investors with current and accurate financial information about an issuer so that they may make sound [investment] decisions." *Id.* at *26. The reporting requirements are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of securities. *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977). Respondent's violations are also recurrent in that Respondent repeatedly failed to file periodic reports for several years. *See Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 SEC LEXIS 81, at *20 (Jan. 21, 2009); *Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197, at *25-26 (May 23, 2008).

Respondent is culpable because it knew, or should have known, of its obligation to file periodic reports. *See* 17 C.F.R. §§ 249.308a, .310 (Commission Forms 10-Q, 10-K); *China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 SEC LEXIS 3451, at *37 & n.60 (Nov. 4, 2013) (holding that scienter is not necessary to establish grounds for revocation); *Robert L. Burns*, Investment Advisers Act of 1940 Release No. 3260, 2011 SEC LEXIS 2722, at *41 n.60 (Aug. 5, 2011) (stating that the Commission has "repeatedly held that ignorance of the securities laws is not a defense to liability thereunder"). By not participating in this proceeding, Respondent forfeited an opportunity to show it has made efforts to remedy its past violations and to offer assurances against further violations.

On these facts, it is necessary and appropriate for the protection of investors to revoke the registration of each class of Respondent's registered securities

Order

I ORDER that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Respondent JinZangHuang Tibet Pharmaceuticals, Inc., is REVOKED.

This initial decision shall become effective in accordance with and subject to the provisions of Rule of Practice 360. *See* 17 C.F.R. § 201.360. Pursuant to that Rule, I FURTHER ORDER that a party may file a petition for review of this initial decision within twelve days after service of the initial decision. *See* 17 C.F.R. § 201.360(b). A party may also file a motion to correct a manifest error of fact within ten days of the initial decision, pursuant to Rule of Practice 111. *See* 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then a party shall have twenty-one days to file a petition for review from the date of the order resolving such motion to correct a manifest error of fact. The initial decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or motion to correct a manifest error of fact or the Commission determines on its own initiative to review the initial decision as to a party. If any of these events occur, the initial decision shall not become final as to that party.

In addition, a respondent has the right to file a motion to set aside a default within a reasonable time, stating the reasons for the failure to appear or defend, and specifying the nature of the proposed defense. 17 C.F.R. § 201.155(b). The Commission can set aside a default at any time for good cause. *Id.*

_____
Brenda P. Murray
Chief Administrative Law Judge

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